SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 16)*
Under the Securities Exchange Act of 1934
SOUTHERN COPPER CORPORATION

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
843611104

(CUSIP Number)
Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
Mexico City, Mexico 11000
011-5255-1103-5000
-and-
Daniel Muñiz Quintanilla
Vice-President and Chief Financial Officer
Americas Mining Corporation
1140 E. Missouri Ave., Suite C175
Phoenix, Arizona 85014
(602) 494-5300
copy to:
Paul T. Schnell, Esq.
Paola Lozano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2010

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	843611104

1	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V. I.R.S. Identification Nos. of above persons (entities only) 13-1808503

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		680,000,000 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

680,000,000 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

680,000,000 (See Items 5 and 6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	843611104

1	NAMES OF REPORTING PERSONS Americas Mining Corporation I.R.S. Identification Nos. of above persons (entities only) 86-1010884

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		680,000,000 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

680,000,000 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

680,000,000 (See Items 5 and 6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 16 (“Amendment No. 16”) is being filed by and on behalf of Grupo México, S.A.B. de C.V. (“Grupo México”) and Americas Mining Corporation (“AMC,” and together with Grupo México, the “Reporting Persons”), with respect to the common stock, par value $0.01, of Southern Copper Corporation, a Delaware corporation (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 12, 1996, as further amended March 6, 1996, November 19, 1999, October 13, 2000, May 17, 2001, July 13, 2001, February 11, 2003, April 2, 2003, February 4, 2004, October 25, 2004, November 1, 2004, December 23, 2004, April 5, 2005, May 23, 2005, December 5, 2008, March 4, 2009 and July 23, 2010 (collectively with this Amendment No. 16, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D as heretofore amended.
Item 2. Identity and Background
     Item 2 is hereby amended and supplemented as follows:
     Annex I hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer on the date hereof of Grupo México. The information set forth in Annex I hereto is incorporated herein by reference.
     Annex II hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex II hereto is incorporated herein by reference.
     During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed in Annex I or Annex II hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and supplemented by adding the following:
     On October 28, 2011, following a meeting of the Board of Directors of each of the Reporting Persons, AMC delivered a letter (the “Withdrawal Letter”) to the Special Committee (the “Special Committee”) of the Board of Directors of the Issuer. In the Withdrawal Letter, AMC stated that in light of recent discussions with the Special Committee and other developments, it was withdrawing the proposal made in the Proposal Letter, effective immediately.
     The foregoing description of the Withdrawal Letter does not purport to be complete and is qualified in its entirety by reference to the Withdrawal Letter, which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. On October 31, 2011, Grupo México issued a press release announcing the withdrawal of the proposal made in the Proposal Letter. A copy of the press release is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4.

     The Reporting Persons may from time to time acquire, purchase or sell Common Stock of the Issuer on the NYSE, in the open market, or in privately negotiated transactions, as the Reporting Persons may determine at any such time based upon their evaluation of the Issuer’s businesses and prospects, price levels of the Common Stock of the Issuer, conditions in the securities and financing markets, in the Issuer’s industry and markets, and the economy in general, regulatory developments affecting the Issuer and its industry and markets and other factors deemed relevant. In addition, the Reporting Persons may from time to time have discussions with the Issuer’s management, directors, the Special Committee and other stockholders and third parties regarding their investment in, the business and strategy of, and potential business combinations and other strategic transactions involving, the Issuer.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by adding the following:
     (a, b) As of the date hereof, Grupo México and AMC may each be deemed to beneficially own 680,000,000 shares of Common Stock, constituting 80.9% of the total outstanding shares of Common Stock based on a total of 840,980,000 shares of Common Stock outstanding as of October 27, 2011. Grupo México and AMC do not have the sole power to vote or direct the vote of any shares of Common Stock; have the shared power to vote or direct the vote of 680,000,000 shares of Common Stock; do not have the sole power to dispose or direct the disposition of any shares of Common Stock; and have the shared power to dispose or direct the disposition of 680,000,000 shares of Common Stock.
     To the knowledge of the Reporting Persons, the following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by the persons listed on Annexes I and II based on a total of 840,980,000 shares of Common Stock outstanding as of October 27, 2011, as well as the number of shares of Common Stock as to which each of the persons listed on Annexes I and II has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof. To the knowledge of the Reporting Persons, the persons listed below are the only persons listed on Annexes I and II who beneficially own Common Stock.

						Shared power to
	Amount		Sole power to	Shared power to	Sole power to dispose	dispose or to
	beneficially	Percent	vote or direct	vote or direct the	or to direct the	direct the
Individual	owned	of class	the vote	vote	disposition of	disposition of
German Larrea	115,600	*	115,600	0	115,600	0
Mota-Velasco
Genaro Larrea	9,600	*	9,600	0	9,600	0
Mota-Velasco
Alfredo Casar	2,400	*	2,400	0	2,400	0
Perez
Oscar Gonzalez	125,200	*	125,200	0	125,200	0
Rocha
Xavier Garcia de	3,600	*	3,600	0	3,600	0
Quevedo Topete
Emilio Carrillo	10,800	*	10,800	0	10,800	0
Gamboa
Alberto de la Parra	4,000	*	4,000	0	4,000	0
Zavala
Juan Rebolledo	7,200	*	7,200	0	7,200	0

*	Less than 1%

     (c) No transaction has been effected in the Common Stock within the past sixty days by the Reporting Persons, or to the knowledge of the Reporting Persons, by any of the persons listed on Annexes I and II.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title
1	Letter, dated October 28, 2011, from Americas Mining Corporation to Southern Copper Corporation
2	Press Release, dated October 31, 2011

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: October 31, 2011

GRUPO MÉXICO, S.A.B. DE C.V.

	By:	/s/ Daniel Muñiz Quintanilla Name: Daniel Muñiz Quintanilla
Title: Chief Financial Officer

AMERICAS MINING CORPORATION

	By:	/s/ Daniel Muñiz Quintanilla Name: Daniel Muñiz Quintanilla
Title: Vice-President and Chief Financial Officer

Annex I
GRUPO MÉXICO
Directors and Executive Officers
DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México. Each such person is a citizen of Mexico.

Name of Director			Present Principal Occupation
or Executive	Business Address	Title	or Employment
German Larrea Mota-Velasco	1140 E. Missouri Ave Suite C175 Phoenix, AZ 85014	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México

Genaro Larrea Mota-Velasco	1140 E. Missouri Ave Suite C175 Phoenix, AZ 85014	Vice-President and Director	Chairman of Corporación Scribe

Alfredo Casar Perez	Bosque de Ciruelos No. 99 11700 Mexico City	Director	Executive President of Ferrocarril Mexicano, S.A. de C.V.

Oscar Gonzalez Rocha	Av. Caminos del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation

Xavier Garcia de Quevedo Topete	Campos Elíseos No. 400, Fl. 9 11000 Mexico City	Director	President of Minera México, S.A. de C.V.

Emilio Carrillo Gamboa	Plaza ScotiaBank, Blvd. Manuel Avila Camacho 1-609 11009 Mexico City	Director	Partner of Bufete Carillo, S.C.

Fernando Ruiz Sahagun	Vasco de Quiroga No. 2121, Fl. 4 01210 - Mexico, D. F.	Director	Counsel of Chevez, Ruiz, Zamarripa y Cía, S.C.

Antonio Madero Bracho	Monte Pelvoux No. 220, Fl. 8 11000 Mexico City	Director	Executive President of San Luis Corporacion, S.A. de C.V.

Prudencio Lopez Martinez	Vasco de Quiroga No. 2121, Fl. 2 01210 Mexico City	Director	President of Sanvica, S.A. de C.V.

Jose Mendoza Fernandez	Privada Juarez No. 43 04000 Mexico City	Director	Consultant and Former Chairman of the Board and Chief Executive Officer of Bufete Industrial, S.A. de C.V.

Valentín Diez Morodo	Campos Elíseos No. 400, Fl. 10 11000 Mexico City	Director	Sales and Exports Vice-President of Grupo Modelo

Claudio X. Gonzalez	Jaime Balmes No. 8, Fl. 9 11510 Mexico City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A. de C.V.

Rolando Vega Saenz	Paseo de los Tamarindos No. 60, Fl. 5 05120 Col. Bosques de las Lomas	Director	General Director of Seguros Atlas, S.C.

Daniel Muñiz Quintanilla	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Chief Financial Officer	Chief Financial Officer of Grupo México

Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Secretary and General Counsel	General Counsel of Grupo México

Juan Rebolledo	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President, International Relations	Vice-President of Grupo México

Annex II
AMC
Directors and Executive Officers
DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico.

Name of Director			Present Principal
or Executive	Business Address	Title	Occupation or Employment
German Larrea Mota-Velasco	1140 E. Missouri Ave Suite C175 Phoenix, AZ 85014	Chairman of the Board	Chairman of the Board and Chief Executive Officer of Grupo México

Oscar Gonzalez Rocha	Av. Caminos Del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation

Xavier Garcia de Quevedo Topete	Campos Elíseos No. 400, Fl. 9 11000 Mexico City	President, Chief Executive Officer and Director	President of Minera México, S.A. de C.V.

Daniel Muñiz Quintanilla	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President and Chief Financial Officer	Chief Financial Officer of Grupo México

Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President Legal, General Counsel and Secretary	General Counsel of Grupo México

Exhibit Index

Exhibit No.	Title
1	Letter, dated October 28, 2011, from Americas Mining Corporation to Southern Copper Corporation

2	Press Release, dated October 31, 2011